

August 11, 2015

Via E-mail
Harold Hofer
Chief Executive Officer
Rich Uncles REIT, Inc.
3080 Bristol Street Suite 550
Costa Mesa, CA 92626

> **Re: Rich Uncles REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 15, 2015**
> **File No. 333-205684**

Dear Mr. Hofer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on the cover page and under "Risk Factors" that you are a blind pool as you have not identified any properties to acquire with the net proceeds of this offering. Accordingly, please provide the disclosure required by Industry Guide 5, as applicable. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide appropriate disclosure relating to prior performance, including prior performance tables and narrative disclosure regarding material adverse business developments.

2.   We note your disclosure on the cover page that you will offer these shares indefinitely. We further note that you are offering the securities on a continuous basis pursuant to Rule 415 under the Securities Act of 1933. Please tell us how your intention to offer these shares indefinitely complies with Rule 415(a)(5) or revise to provide the date on which your offering will terminate. In addition, please revise your disclosure throughout,

including a cover page risk factor, to state that you are not required to ever provide a liquidity event and do not intend to provide a liquidity event or advise.

3.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including, if applicable, sales literature intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

5.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

7.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

8.   We note that your website, www.RichUncles.com, contains several disclosures that appear to relate to an ongoing offering. Please tell us how your website complies with

Section 5 of the Securities Act of 1933. Please also refer to the Securities Act Rules C&DIs at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Please revise your website accordingly.

9. Please revise to include in your registration statement disclosure the various factors considered in determining the offering price of your common stock. Refer to Item 505 of Regulation S-K.

10. Please revise to provide the disclosure required by Item 303 of Regulation S-K or advise.

11. We were unable to locate the disclosures required by Items 103 and 509 of Regulation S-K. Please revise your registration statement to include such disclosures or advise.

12. We note that your disclosure throughout the registration statement appears inconsistent regarding the number of shares of your common stock that are currently outstanding, the timing of your advisor's purchase of shares of your common stock, the amount of common stock purchased by your advisor and the price paid therefor. By way of example only, we note the following statements:

   - "Our sponsor, Rich Uncles, LLC, has invested $100,000 to purchase 10,000 shares at the commencement of our primary offering." Prospectus cover page.
   - "Our sponsor has invested $100,000 in us by purchasing 10,000 shares of our common stock at $10.00 per share." Page 39
   - "No shares of our common stock are currently issued and outstanding. Upon the commencement of the offering, our sponsor has agreed to purchase 10,000 shares of our common stock for $10.00 ($100,000.00 total)." Page 39

   Please revise your disclosure throughout the registration statement, including without limitation pages 5, 39 and 75, to be consistent with your financial statements and reconcile these statements. Additionally, to the extent that your sponsor has already purchased shares of your common stock, please revise your disclosure under "Item 33. Recent Sales of Unregistered Securities" to disclose this fact and provide the disclosures required by Item 701 of Regulation S-K, including the exemption from registration relied upon for such transaction.

Prospectus Cover Page

13. Please revise the disclosure on your cover page to include the Commission legend and any applicable state legends required by Item 501(b)(6) and (7) of Regulation S-K.

14. Please include a statement on your cover page indicating that there is no market for your common stock. Refer to Item 1(b) of Form S-11.

Prospectus Summary, page 1

15.   Please revise to provide tabular disclosure in the summary of each fee or compensation amount payable to your advisor and its affiliates. To the extent determinable, please provide separately each fee expected to be paid in the first year based on your targeted leverage. In future filings that require disclosure pursuant to Item 404 of Regulation S-K, please disclose the amount of fees paid to the advisor by type of fee.

16.   Please balance your disclosure in this section with a discussion of the most significant risk factors associated with this offering. Refer to Item 503(c) of Regulation S-K.

Who is our sponsor, and, what role will it play?, page 1

17.   We note your disclosure on the cover page stating, "our total up-front expenses are significantly less than those of other non-exchange listed public REITs that do pay commissions and fees and, as a consequence, we will be able to invest a significantly higher percentage of the proceeds generated from the sale of our shares into properties, compared to such other non-exchange listed public REITs." Please balance your disclosure comparing your up-front expenses to those of other non-exchange listed public REITs with a discussion comparing your operating stage and disposition stage expenses to those of other non-exchange listed public REITs, or advise.

Estimated Use of Proceeds, page 31

18.   Please revise to quantify in the table the amount of acquisition fees and expenses for both the assumed minimum and maximum amount, identify the different amounts presented and clarify the basis for the minimum amount to be raised in this offering.

Management, page 31

19.   Please provide separate disclosure regarding the significant employees of your advisor. Refer to Item 401(c) of Regulation S-K.

Board of Directors

Selection of Our Board of Directors; Independent Directors, page 32

20.   We note your disclosure on page 32 that you will have five independent directors, including Mr. Wang. We further note Mr. Wang is not described as independent in the table on page 33 or in his biography on page 34. You also state on page 35 under "Director Independence" that you have four independent directors. Please revise your disclosures to reconcile these statements and clarify whether Mr. Wang is independent.

<u>Executive Officers and Directors, page 33</u>

21.   Please revise your disclosure for each director and executive officer to provide the dates of employment for the past five years. Refer to Item 401(e) of Regulation S-K.

<u>Committees of Our Board of Directors, page 35</u>

22.   We note your disclosure that your board does not have a separately designated audit committee or other committee that performs similar functions. Please revise your disclosure to describe who will be responsible for performing the duties that would otherwise be performed by an audit committee, to clarify whether the persons performing such duties will be independent, and to describe such duties. Refer to Item 407(a) of Regulation S-K. Additionally, we note your statement on page 35 under "Compensation of Directors" that you "will pay independent directors 100 Company shares for attending each board and audit or conflicts committee meeting." Please revise your disclosure to reconcile this statement with your previous statement that you will not have an audit committee.

<u>Compensation of Directors, page 35</u>

23.   We note that you plan to pay independent directors 100 shares of your common stock for attending each board and committee meeting. Please advise us whether you expect to pay these shares pursuant to an equity compensation plan and provide disclosure regarding such plan, as applicable.

<u>Conflicts of Interest</u>

<u>Certain Conflict Resolution Measures</u>

<u>Term of Advisory Agreement, page 46</u>

24.   It appears that your advisor may be entitled to a termination fee even if the advisory agreement is terminated by you for cause. Please revise your disclosure to clarify. Additionally, please include a risk factor specifically discussing this risk and revise your cover page and summary risk factors as applicable.

<u>Investment Objectives and Criteria, page 49</u>

25.   You state that one of your investment objectives is to provide attractive and stable cash dividends. We note the term 'dividend' indicates that the distributions come from income or profits. As applicable, please revise throughout to refer to distributions and balance such disclosure to clarify, if true, that distributions are not guaranteed and you may pay distributions in excess of earnings and cash flow from operations, including paying distributions from offering proceeds.

26.   Please revise your disclosure to state your policy as to the amount or percentage of assets that will be invested in any specific property. Refer to Item 13(a)(6) of Form S-11.

27.   We note that you intend to invest primarily in single tenant income-producing corporate properties which are leased to creditworthy tenants under long-term net leases. Please revise your disclosure to clarify how you intend to assess the creditworthiness of your prospective tenants and how you intend to monitor your tenants' creditworthiness on an ongoing basis subsequent to your entry into net leases.

Financial Statements, page F-1

28.   Please have Anton & Chia, LLP revise its report on the financial statements to identify the state in which it was issued.

Item 36. Financial statements and Exhibits, page II-2

29.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Lee Polson, Partner
        Strasburger & Price, LLP